EXHIBIT 97

CLAWBACK POLICY

In compliance with listing requirements of the NYSE American, the Board has adopted a clawback policy (the “Clawback Policy”) specifying the consequences with respect to incentive awards in the event of any accounting restatement (“Restatement”) due to the Company’s material non-compliance with financial reporting requirements under applicable U.S. federal securities laws, in accordance with Rule 10D-1 of the Securities Exchange Act of 1934 (“Rule 10D-1”).

The Clawback Policy applies to the executive officers of the Company (as defined under Rule 10D-1) of the Company (the “Executive Officers”) and covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure” (“Incentive-Based Compensation”). This Clawback Policy applies to any Incentive-Based Compensation “received” by an Executive Officer during the period consisting of any of the three completed fiscal years immediately preceding:

●	the date that the Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
●	the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

The amount of Incentive-Based Compensation that must be repaid by the Executive Officer (subject to certain limitations) is the amount of Incentive-Based Compensation received by the Executive Officer that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with applicable rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, the Executive Officer received a greater amount of Incentive-Based Compensation than would have been received applying the recalculated financial measure. Where Incentive-Based Compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original Incentive-Based Compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement.

For Incentive-Based Compensation based on stock price or total shareholder return, where the Recoverable Amount is not subject to mathematical recalculation directly from the information in an accounting restatement: (a) the amount shall be based on a reasonable estimate of the effect of the accounting restatement on the stock price or total shareholder return upon which the incentive-based compensation was received; and (b) the Company shall maintain and provide documentation of the determination of that reasonable estimate as required. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of Incentive-Based Compensation that was erroneously awarded.